

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Glenn Renzulli
Chief Financial Officer
Paya Holdings Inc.
303 Perimeter Center North, Suite 600
Atlanta, Georgia 30346

> **Re: Paya Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-39627**

Dear Mr. Renzulli:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Eric Bell, Chief Accounting Officer